SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]    Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]    Definitive Proxy Statement
[ ]    Definitive Additional Materials
[ ]    Soliciting Material Pursuant to ss. 240.14a-11(c) or ss. 240.14a-12

                                HAVEN BANCORP, INC.
                (Name of Registrant as Specified in its Charter)

                             FINANCIAL EDGE FUND, LP
     (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]    No fee required.

[ ]    Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

       1)     Title of each class of securities to which transaction applies:

       2)     Aggregate number of securities to which transaction applies:

       3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

       4)     Proposed maximum aggregate value of transaction:

       5)     Total fee paid:

[ ]    Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       1)     Amount Previously Paid:

       2)     Form, Schedule or Registration Statement No.:

       3)     Filing Party:

       4)     Date Filed:

                               HAVEN BANCORP, INC.
--------------------------------------------------------------------------------

                         ANNUAL MEETING OF STOCKHOLDERS
                                  MAY 17, 2000

--------------------------------------------------------------------------------

                     PROXY STATEMENT OF THE PL CAPITAL GROUP

--------------------------------------------------------------------------------

                                IN OPPOSITION TO
                      THE MANAGEMENT OF HAVEN BANCORP, INC.

--------------------------------------------------------------------------------

WHY YOU WERE SENT THIS PROXY STATEMENT

This proxy statement and the accompanying WHITE proxy card are being furnished to holders of the common stock of Haven Bancorp, Inc. ("Haven" or the "Company") in connection with the solicitation of proxies by the PL Capital Group. The PL Capital Group seeks to elect two candidates to Haven's Board, in opposition to the directors nominated for election by the management of Haven.

The PL Capital Group consists of various investment entities and individuals that beneficially own an aggregate of 578,500 shares, representing approximately 6.4% of Haven's outstanding common stock. The PL Capital Group consists of PL Capital, LLC ("PL Capital"), Financial Edge Fund, LP ("Financial Edge"), Financial Edge/Strategic Fund, LP ("Financial Edge/Strategic"), Dr. Irving Smokler, Richard Lashley, Garrett Goodbody, John Palmer and Beth Lashley. This proxy statement sometimes refers to the PL Capital Group as the "Group," "we," "us," "our" and variants of those words.

The PL Capital Group is soliciting proxies to be used at the Annual Meeting of Stockholders (the "Annual Meeting") of Haven. The Annual Meeting will be held on May 17, 2000 at Haven's headquarters (615 Merrick Avenue, Westbury, NY 11590) at TTT p.m.



WE ARE EXTREMELY CONCERNED ABOUT HAVEN'S PERFORMANCE AND STOCK PRICE

As one of Haven's largest shareholders, we are extremely concerned about Haven's financial performance and depressed stock price. Comparing 1996 (the year Haven began its supermarket banking initiative) to 1999, Haven's earnings per share (net of a one time SAIF/BIF charge in 1996) and tangible book value per share declined, while the thrift industry enjoyed record profits every year since 1996.

On June 30, 1996 Haven's stock traded at $14.00. At the most recent month end (February 29, 2000) Haven traded at $12.00. From its peak in April 1998
($28.75), to February 29, 2000, Haven lost 60% of its market value, approximately $150 million.

We believe Haven's performance is the direct result of a flawed supermarket banking expansion strategy and Haven management's inability to control operating expenses. Haven spent over $82 million on overhead in 1999, yet only generated $12.6 million of net income. Haven is one of the least efficien large thrifts in the country. Haven's financial performance has been significantly below its industry peers for the past three years. Haven only generated a 0.46% Return on Assets (ROA) in 1999, 0.37% in 1998 and 0.62% in 1997. For the same periods, the entire thrift industry consistently earned more than twice what Haven earned (thrift industry ROA's were 0.98%, 0.97% and 0.85% in 1999, 1998 and 1997, respectively).

In addition to the supermarket banking strategy, we believe Haven's management has consistently made other poor business decisions (e.g., in May 1998 Haven paid $5.6 million for its mortgage company, CFS InterCounty Mortgage; the mortgage company incurred operating losses of $7.4 million in 1999, and on March 24, 2000, Haven announced the mortgage company expected "a resolution regarding [CFS InterCounty] in the near future, which will result in the Company recording a restructuring charge, the amount of which cannot be determined at this time"; thus in less than 2 years, during the strongest primary mortgage market in U.S. history, Haven managed to lose at least $7.4 million, and perhaps more if and when the mortgage company is "resolved."

Based upon Haven's track record, we feel we can no longer give Haven's management the benefit of the doubt that they are capable of returning the Company to an appropriate level of profitability. We feel compelled by Haven's lackluster financial performance and depressed stock price to take the actions described herein in order to preserve, and then maximize, the value of Haven's stock for all shareholders.

On March 24, 2000 Haven announced the hiring of Lehman Brothers to "evaluate strategic alternatives." Cathy Califano, Haven's CFO, was quoted in a Newsday article as saying that selling Haven was among the options that would be considered. Haven also announced a restructuring plan that could save approximately $7 million per year in operating expenses. We are encouraged that Haven is taking these first steps, however, we are disappointed that it took Haven this long to begin to address these critically important strategic items.

REGARDLESS OF WHETHER OR NOT YOU BELIEVE HAVEN WOULD HAVE UNDERTAKEN THESE MEASURES UNILATERALLY IF WE WERE NOT RUNNING THIS PROXY CONTEST, WE FEEL IT IS CRITICALLY IMPORTANT THAT THE PL CAPITAL GROUP'S NOMINEES ARE ELECTED TO HAVEN'S BOARD SO WE CAN HELP ENSURE THE PROCESS REACHES A FAVORABLE CONCLUSION FOR ALL OF HAVEN'S SHAREHOLDERS. MUCH WORK NEEDS TO BE DONE. IF WE ARE NOT ELECTED WE CANNOT PARTICIPATE IN THE PROCESS. OUR BOARD CANDIDATES HAVE SIGNIFICANT SENIOR LEVEL EXPERIENCE MANAGING THRIFTS AND ADVISING THRIFTS INVOLVED IN MERGERS. IN OUR OPINION, ELECTING OUR CANDIDATES WILL ENHANCE HAVEN'S ABILITY TO EXECUTE THE RECENTLY ANNOUNCED STRATEGIC INITIATIVES.

THE PL CAPITAL GROUP'S GOAL IS TO ELECT TWO BOARD MEMBERS WHO INTEND TO STRONGLY ENCOURAGE HAVEN'S BOARD AND MANAGEMENT TO:

1.   CONTINUE AGGRESSIVELY REDUCING HAVEN'S OVERHEAD EXPENSES; AND

2. AGGRESSIVELY PURSUE A SALE OF HAVEN TO A LARGER, MORE EFFICIENT FINANCIAL INSTITUTION, AT A PREMIUM TO HAVEN'S CURRENT STOCK PRICE.

We note that there can be no assurances given that the Group's nominees, if elected, will be successful in persuading other members of the Board to adopt either of our plans to maximize shareholder value, since the Group's candidates would only constitute 2 members (out of 9), a minority position.
 ................................................................................

WE BELIEVE HAVEN'S BOARD OF DIRECTORS SHOULD ACTIVELY EXPLORE SELLING HAVEN FOR THE FOLLOWING REASONS:

       o      HAVEN IS ONE OF THE POOREST PERFORMING LARGE THRIFTS IN THE U.S.

       o SINCE 1996 (THE YEAR HAVEN BEGAN SUPERMARKET BANKING) HAVEN'S RESULTS HAVE BEEN DISAPPOINTING

       o HAVEN'S OVERHEAD EXPENSE RATIOS ARE AMONG THE WORST OF ITS THRIFT INDUSTRY PEERS

       o      HAVEN'S   SUPERMARKET   BANKING   STRATEGY  AND  MORTGAGE  COMPANY
              ACQUISITION HAVE BOTH LOST MONEY

       o HAVEN HAS MISSED ANALYSTS' "INITIAL" EARNINGS ESTIMATES EVERY YEAR FOR THREE YEARS STRAIGHT


       o FOR THE PERIOD JUNE 30, 1996 THROUGH FEBRUARY 29, 2000, HAVEN'S STOCK PRICE DECLINED 15%, VERSUS SUBSTANTIAL APPRECIATION FOR ITS PEERS

       o      HAVEN'S STOCK PRICE IN A MERGER SHOULD BE WORTH SIGNIFICANTLY MORE
              THAN  ITS  CURRENT  STOCK  PRICE  BASED  UPON  COMPARABLE   MERGER
              TRANSACTIONS

       o WE BELIEVE A SALE OF HAVEN TO A LARGER FINANCIAL INSTITUTION WILL PRODUCE SUPERIOR VALUE TO HAVEN'S SHAREHOLDERS DUE TO A POTENTIAL ACQUIRER'S ABILITY TO ACHIEVE HUGE COST SAVINGS


       o      WE  BELIEVE  HAVEN'S   SHAREHOLDERS   WOULD  BENEFIT  FROM  HAVING
              ADDITIONAL OUTSIDE SHAREHOLDERS ON HAVEN'S BOARD

OUR BOARD NOMINEES, IF ELECTED, INTEND TO PUSH HAVEN'S BOARD AND MANAGEMENT TO AGGRESSIVELY PURSUE ALL EXISTING MERGER OPPORTUNITIES, AND ATTEMPT TO GIVE HAVEN'S SHAREHOLDERS AN OPPORTUNITY TO VOTE ON ANY BONA FIDE MERGER PROPOSAL HAVEN RECEIVES.


 ................................................................................

HAVEN IS ONE OF THE POOREST PERFORMING LARGE THRIFTS IN THE U.S.


Based upon overall financial performance, Haven is one of the poorest performing large thrifts in the United States. SNL Securities, a leading independent provider of information on the banking industry, in its most recent annual ranking of the Top 100 thrifts (July 1999 Thrift Investor magazine) ranked Haven #86 out of 100, overall, and the poorest performing of the 18 ranked thrifts in the metropolitan New York area. The article specifically noted that Haven did not perform "at the same high level," despite operating in the same "strong local [Queens] economy," as #1 ranked Queens County Savings Bank and #2 ranked JSB Financial. (We have received permission from SNL Securities to cite its ranking and to use other data provided by SNL in our proxy statement. Please note that it is possible that sources other than SNL may use different measures to determine financial performance and, accordingly, that other measures may lead to different conclusions regarding Haven's performance.)

In 1999, of the 19 publicly traded thrifts in the metropolitan New York area with assets greater than $1.0 billion, Haven had the second lowest ROA and the highest efficiency ratio, as well as the lowest ratio of net income to operating expenses.

SINCE 1996 (THE YEAR HAVEN BEGAN SUPERMARKET BANKING) HAVEN'S RESULTS HAVE BEEN DISAPPOINTING


                     Performance Comparisons, 1996 vs. 1999
                           Haven Bancorp, Inc. (1)(2)
                 CATEGORY                        1996          1999          % CHANGE
-------------------------------------------- ------------- -------------- ---------------
Total Non-Interest Expenses                    $38 mil        $82 mil         +116%
-------------------------------------------- ------------- -------------- ---------------
Total Non-Interest Expenses [ex. SAIF]         $32 mil        $82 mil         +156%
-------------------------------------------- ------------- -------------- ---------------
Net Income                                     $9.4 mil      $12.6 mil         +34%
-------------------------------------------- ------------- -------------- ---------------
Net Income [ex. SAIF]                         $13.5 mil      $12.6 mil         (7%)
-------------------------------------------- ------------- -------------- ---------------
Earnings Per Share                              $1.08          $1.38           +28%
-------------------------------------------- ------------- -------------- ---------------
Earnings Per Share [ex. SAIF]                   $1.55          $1.38          (11%)
-------------------------------------------- ------------- -------------- ---------------
Return on Assets                                0.62%          0.46%          (26%)
-------------------------------------------- ------------- -------------- ---------------
Return on Assets [ex. SAIF]                     0.89%          0.46%          (48%)
-------------------------------------------- ------------- -------------- ---------------
Return on Equity                                 10%            11%            +10%
-------------------------------------------- ------------- -------------- ---------------
Return on Equity [ex. SAIF]                      14%            11%           (21%)
-------------------------------------------- ------------- -------------- ---------------
Tangible Book Value/Share                       $11.44        $11.22           (2%)
-------------------------------------------- ------------- -------------- ---------------
Efficiency Ratio(3)                              66%            79%            +20%
-------------------------------------------- ------------- -------------- ---------------
Efficiency Ratio(3) [ex. SAIF]                   55%            79%            44%
-------------------------------------------- ------------- -------------- ---------------
Net Interest Margin                             3.29%          2.72%          (17%)
-------------------------------------------- ------------- -------------- ---------------
Tangible Equity/Assets                           6.3%          3.4%           (46%)
-------------------------------------------- ------------- -------------- ---------------

(1)    As of and for the year ended  December 31, 1996 per Haven's Annual Report
       (where noted, excludes a one time industry wide SAIF/BIF charge imposed by the federal government to recapitalize the deposit insurance fund; the SAIF/BIF charge is netted out to understand Haven's operating performance in 1996)
(2)    As of and for the year ended December 31, 1999 (per the Company's January
       27, 2000 press release)
(3) Measures operating expenses as a percentage of gross revenue (lower percentage is regarded as better and more efficient); the average thrift in the U.S. has a 50% efficiency ratio (per SNL Securities)


Haven spent almost three times more on overhead expenses in 1999 than in 1996 ($82 million compared to $32 million, excluding the SAIF charge in 1996) yet its earnings declined to $12.6 million, or $1.38 per share, in 1999, compared to $13.5 million or $1.55 per share, in 1996 (excluding the one time SAIF charge in 1996). During 1999, Haven earned only 0.46% Return on Assets (ROA), less than one-half the average thrift in the U.S. (which earned 0.98% ROA). Furthermore, Haven's earnings contained approximately $2.8 million, or $.20/share, of non-recurring items in 1999 (including a $1 million fee from a real estate loan to one of Haven's Board members). When these non-recurring items are factored out, the Company only earned $1.18 per share, a subpar 0.39% ROA, in 1999.

Additionally, Haven's tangible book value has declined from $11.44 per share at December 31, 1996 to $11.22 at December 31, 1999. Haven's tangible equity to assets ratio of 3.4% at December 31, 1999 is dangerously low in our opinion (the average thrift in the U.S. has a 6.5% tangible equity to assets ratio). Even if Haven were to remain independent it has minimal tangible capital to support future asset growth.

HAVEN'S OVERHEAD EXPENSE RATIOS ARE AMONG THE WORST OF ITS THRIFT INDUSTRY PEERS


                        Operating Expense Comparisons(1)
                         [Ranked by Efficiency Ratio(2)]

     ($'s in millions, as of and for the year ending December 31, 1999)
---------------------- ----------- ----------- ---------- ---------- ---------- -------------
                       Total       Total       Effic.     Oper.      Oper.      Net
Name                   Assets      Deposits    Ratio(2)   Exp. as    Exp.       Income
                                                          % of
                                                          Assets
---------------------- ----------- ----------- ---------- ---------- ---------- -------------
Queens                 $1,906      $1,076      30%        1.14%      $21        $32
County Bancorp
---------------------- ----------- ----------- ---------- ---------- ---------- -------------
Astoria                $22,696     $9,554      33%        0.87%      $223       $236
Financial
---------------------- ----------- ----------- ---------- ---------- ---------- -------------
Roslyn                 $7,725      $4,045      33%        1.01%      $77        $105
Bancorp
---------------------- ----------- ----------- ---------- ---------- ---------- -------------
JSB                    $1,568      $1,072      36%        1.67%      $27        $29
Financial
---------------------- ----------- ----------- ---------- ---------- ---------- -------------
PennFed                $1,636      $1,040      44%        1.09%      $19        $12
Financial
---------------------- ----------- ----------- ---------- ---------- ---------- -------------
Richmond               $2,890      $1,677      45%        1.73%      $57        $34
County Bancorp
---------------------- ----------- ----------- ---------- ---------- ---------- -------------
Reliance               $2,478      $1,540      47%        1.69%      $42        $21
Bancorp
---------------------- ----------- ----------- ---------- ---------- ---------- -------------
Flushing               $1,249      $656        52%        1.89%      $23        $13
Financial
---------------------- ----------- ----------- ---------- ---------- ---------- -------------
AVERAGE                $5,268      $2,582      40%        1.39%      $61        $60
---------------------- ----------- ----------- ---------- ---------- ---------- -------------
HAVEN                  $2,965      $2,081      78%        2.96%      $82        $13
---------------------- ----------- ----------- ---------- ---------- ---------- -------------

(1) Based upon actual calendar 1999 results per company press releases and data provided by SNL Securities and used by permission (the peer group is comprised of comparable thrifts operating in the metropolitan New York area; see also the paragraph below to see how Haven compares to other large thrifts)
(2) Measures General and Administrative ("G&A") expenses as % of revenues; a lower efficiency ratio is better


In 1999, per data provided by SNL Securities, Haven was the least efficient large thrift in the New York metropolitan area (of 19 peer thrifts greater than $1.0 billion in assets), as well as one of the least efficient large thrifts in the U.S. (in 1999, of the 100 Largest Thrifts in the United States, only 6 thrifts were less efficient than Haven).

The peer group above also generates significantly greater net income for the dollars they expend for overhead. Haven only generated $.15 of net income for every dollar spent, while the peer group generated approximately $1.00 for every $1.00 spent. Haven spent more on operating expenses than Roslyn Bancorp, yet Roslyn is over twice as large and earned eight times more in net income. Penn Federal earned the same amount of money as Haven, yet only spent $19 million per year on G&A expenses, less than one-fourth of what Haven spent. Queens County Bancorp, a $2.0 billion asset peer thrift headquartered in the same county as Haven, is significantly more profitable than Haven, yet Queens County spent only $21 million on overhead, versus $82 million for Haven.


In order for Haven to be comparable with the above peer group, net income would have to either rise to $81 million, a 500% increase, or operating expenses would have to decline to $13 million, an 84% decline (or some combination thereof).


Given Haven's track record, we do not believe Haven is capable of achieving anything close to its peers if it remains an independent franchise.

Please note that the foregoing information is based upon the selection of the peer group that the PL Capital Group deems most relevant, with the parameters set forth above. Any comparison between Haven and a peer group may differ materially based upon the peer group selected.

HAVEN'S SUPERMARKET BANKING STRATEGY AND MORTGAGE COMPANY ACQUISITION HAVE BOTH LOST MONEY


The principals of PL Capital have closely followed Haven's progress since it converted from a mutually owned savings institution to a publicly owned entity in 1993. Various members of the Group have owned Haven's stock since early 1997. Our initial motivation in acquiring Haven stock was based upon the premise that Haven's wholly-owned bank, CFS Bank, had a valuable deposit franchise in its traditional eight branch locations in Queens and Long Island. We believed at that time, and still believe, that Haven's traditional Queens/Long Island banking franchise is a desirable acquisition candidate for any number of larger financial institutions.


           We Believe That The Supermarket Banking Strategy Is Flawed


In addition to our belief that Haven's traditional branch deposit franchise is attractive, we initially purchased Haven's stock because we relied heavily on Haven's assertions in 1996 and 1997 that the supermarket strategy would be "substantially accretive" to earnings by 1998. For example, in a September 1996 Form 8-K filing with the United States Securities and Exchange Commission (the "SEC"), Haven stated that:

"[Haven's] Management believes that the operation of in-store branches will have a nominal impact on [Haven's] earnings in 1996 and 1997 and is expected to be substantially accretive to earnings in the years thereafter."


Contrary to Haven's projections, Haven's supermarket strategy lost money not just in 1996 and 1997, but 1998 and 1999, as well. As recently as September 7, 1999 Haven disclosed at an investor conference, as well as in a Form 8-K filed with the SEC, that its direct and indirect supermarket banking expenses were $40,000 per branch per month (approximately $30 million per year for all of Haven's 63 supermarket branches). Haven then subsequently disclosed in October 1999, in its earnings release for the third quarter ending September 30, 1999, that the costs of running the supermarket branches were actually $49,000 per month per branch (approximately $37 million per year for all of Haven's 63 supermarket branches and 23% higher than previously disclosed). That amount of expenses equals 4.50% of the average supermarket deposits outstanding at the end of 1999. That level of overhead burden is one of the worst ratios among large U.S. thrifts and in our view makes it almost impossible for Haven to make a reasonable profit and recover the capital sunk into the supermarket banking franchise.


We are concerned that Haven's supermarket banking strategy will continue to be a significant drag on Haven's earnings and stock price. We also believe the supermarket banking franchise is better suited as a part of a larger financial institution with traditional branches in the same geographic markets served by the supermarket branches. While other banks and thrifts have adopted supermarket branching, there are no other banks or thrifts in the U.S. that we are aware of that have attempted to do what Haven has done with supermarket branches (i.e. expand into so many new locations where they have no traditional branches).


In our opinion, a graphic example of Haven's flawed supermarket strategy can be seen by comparing Haven versus People's Bank of Connecticut, a peer thrift which adopted a supermarket banking strategy in 1996, the same year Haven started their supermarket banking franchise. We believe the dramatic superiority of People's supermarket banking results compared to Haven is the direct result of People's use of supermarket banking as a supplementary delivery channel only, in markets where People's has traditional branches and name recognition.


------------------------------------- ----------------------------------- -----------------------------------
          (as of 12-31-99)                   PEOPLE'S BANK OF CT                    HAVEN BANCORP
------------------------------------- ----------------------------------- -----------------------------------
     # of Supermarket branches              46 (out of 134 total)                63 (out of 71 total)
------------------------------------- ----------------------------------- -----------------------------------
   Supermarket Branches as a % of                    34%                                 89%
           Total Branches
------------------------------------- ----------------------------------- -----------------------------------
        Supermarket Deposits                     $1.2 billion                        $842 million
------------------------------------- ----------------------------------- -----------------------------------
   Supermarket Deposits as a % of                    16%                                 40%
           Total Deposits
------------------------------------- ----------------------------------- -----------------------------------
      Avg. Deposits per Store                    $26 million                         $13 million
------------------------------------- ----------------------------------- -----------------------------------
    Cost of Funds (supermarkets)                     4.3%                                4.5%
------------------------------------- ----------------------------------- -----------------------------------
           Total Deposits                        $7.2 billion                        $2.1 billion
------------------------------------- ----------------------------------- -----------------------------------

          The Mortgage Company Acquisition Destroyed Shareholder Value


In addition, we are concerned about losses at Haven's mortgage company, CFS InterCounty Mortgage, which Haven acquired in mid-1998 for approximately $5.6 million. In connection with the CFS InterCounty purchase, Haven publicly filed a Form 8-K with the SEC on March 11, 1998 that stated:


"We anticipate that this transaction will not have a dilutive effect on earnings per share in the first year and will be accretive thereafter."


Despite record setting mortgage loan volume nationally in the period since that time, CFS InterCounty was marginally profitable in 1998, lost $7.4 million (pretax) in 1999 (per Haven's January 27, 2000 press release) and is likely to cause more losses for Haven when the mortgage company is "resolved" (per Haven's March 24, 2000 press release). We believe that this loss of shareholder value is another indication of Haven's inability to operate profitably as an independent entity.

HAVEN HAS MISSED ANALYSTS' "INITIAL" EARNINGS ESTIMATES EVERY YEAR FOR THREE YEARS STRAIGHT

We believe Haven's management has also lost credibility among research analysts who track Haven, as a result of Haven's repeated failure to meet analyst's "initial" earnings estimates over the past three years (the "initial" estimate is the first estimate initially posted by an analyst for a given year). The dates of the initial estimates are in parentheses below the estimate.


---------------- ------------- ------------ ---- ------------- ------------ ---- ------------- -------------
                     1997         1997               1998         1998               1999          1999
                   Initial       Actual            Initial       Actual             Initial       Actual
                   Analyst        Haven            Analyst        Haven            Analyst        Haven
     FIRM:       Estimate(1)     Results         Estimate(1)     Results         Estimate(1)     Results
---------------- ------------- ------------      ------------- ------------      ------------- -------------
Friedman         N/A           $1.24             $1.70         $0.89             $2.64         $1.38
Billings                                         (9/9/97)                        (8/8/97)
---------------- ------------- ------------      ------------- ------------      ------------- -------------
First            $1.38         $1.24             $1.68         $0.89             $2.05         $1.38
Albany           (4/24/96)                       (1/28/97)                       (4/23/98)
---------------- ------------- ------------      ------------- ------------      ------------- -------------
Sandler          $1.15         $1.24             $1.55         $0.89             $1.60         $1.38
O'Neill          (3/15/96)                       (3/11/97)                       (1/28/98)
---------------- ------------- ------------      ------------- ------------      ------------- -------------
Keefe            $1.25         $1.24             $1.88         $0.89             $1.60         $1.38
Bruyette         (1/31/96)                       (2/19/97)                       (1/26/98)
---------------- ------------- ------------      ------------- ------------      ------------- -------------
Tucker           N/A           $1.24             $1.63         $0.89             $1.30         $1.38
Anthony                                          (8/26/97)                       (1/23/98)
---------------- ------------- ------------      ------------- ------------      ------------- -------------
McConnell        $1.35         $1.24             $1.50         $0.89             $1.45         $1.38
Budd             (1/31/97)                       (11/17/97)                      (7/20/98)
---------------- ------------- ------------      ------------- ------------      ------------- -------------
AVERAGE          $1.28         $1.24             $1.66         $0.89             $1.77         $1.38
---------------- ------------- ------------ ---- ------------- ------------ ---- ------------- -------------

(1) Per the analyst's initial earnings estimate for Haven prior to the beginning of the year under review (Source: SNL Securities Quarterly
       Thrift Digests)


Current earnings estimates for 2000 range from $1.25 to $1.70. The mean estimate of $1.47 equates to an approximately 0.44% Return on Assets, less than one-half of the returns thrifts in New York and the U.S.
typically generate.


FOR THE PERIOD JUNE 30, 1996 THROUGH FEBRUARY 29, 2000, HAVEN'S STOCK PRICE DECLINED 15%, VERSUS SUBSTANTIAL APPRECIATION FOR ITS PEERS

                                              Month End Stock Prices
                                       Haven, North Fork, NASDAQ Bank Index
                          Haven Bancorp               North Fork Bancorp             NASDAQ Bank Index
                     Actual        Converted        Actual        Converted        Actual        Converted
                      Stock      Stock Price(1)      Stock          Stock           Stock          Stock
                      Price                          Price         Price(1)         Price        Price(1)
     Jun-96           14.06          100.00          8.70           100.00          1,074         100.00
     Jul-96           14.38          102.22          9.42           108.26          1,069          99.48
     Aug-96           13.63          96.89           10.33          118.67          1,111         103.43
     Sep-96           12.78          90.89           10.50          120.65          1,149         106.99
     Oct-96           13.38          95.11           10.55          121.18          1,195         111.28
     Nov-96           14.00          99.56           11.33          130.16          1,265         117.72
     Dec-96           14.31          101.78          11.88          136.45          1,273         118.54
     Jan-97           14.56          103.56          11.95          137.34          1,343         125.02
     Feb-97           16.63          118.22          13.55          155.66          1,422         132.35


                                                                               8

                          Haven Bancorp               North Fork Bancorp             NASDAQ Bank Index
                     Actual        Converted        Actual        Converted        Actual        Converted
                      Stock      Stock Price(1)      Stock          Stock           Stock          Stock
                      Price                          Price         Price(1)         Price        Price(1)

     Mar-97           16.06          114.22          12.05          138.42          1,378         128.26
     Apr-97           15.94          113.33          13.20          151.71          1,383         128.72
     May-97           17.13          121.78          14.00          160.86          1,484         138.11
     Jun-97           18.75          133.33          14.25          163.73          1,615         150.35
     Jul-97           18.38          130.67          17.00          195.33          1,727         160.76
     Aug-97           18.94          134.67          16.63          191.02          1,713         159.44
     Sep-97           21.38          152.00          19.33          222.08          1,894         176.34
     Oct-97           21.38          152.00          19.63          255.49          1,923         179.00
     Nov-97           21.50          152.89          20.25          232.68          1,945         181.07
     Dec-97           22.50          160.00          22.50          258.53          2,083         193.92
     Jan-98           20.13          143.11          21.42          246.14          2,003         186.44
     Feb-98           24.50          174.22          22.80          261.94          2,115         196.89
     Mar-98           24.25          172.44          25.58          293.90          2,217         206.33
     Apr-98           26.19          186.22          24.75          284.38          2,247         209.13
     May-98           26.50          188.44          24.13          277.20          2,193         204.15
     Jun-98           25.63          182.22          24.44          280.79          2,123         197.61
     Jul-98           21.31          151.56          24.38          280.07          2,027         188.71
     Aug-98           16.00          113.78          19.00          218.31          1,621         150.88
     Sep-98           15.63          111.11          20.00          229.80          1,732         161.21
     Oct-98           13.88          98.67           19.88          228.37          1,785         166.18
     Nov-98           16.75          119.11          21.06          242.01          1,851         172.32
     Dec-98           15.00          106.67          23.94          275.04          1,838         171.09
     Jan-99           14.50          103.11          21.00          241.29          1,792         166.84
     Feb-99           14.13          100.44          22.00          252.78          1,772         164.93
     Mar-99           13.13          93.33           21.13          242.73          1,750         162.94
     Apr-99           13.44          95.56           22.50          258.53          1,874         174.42
     May-99           14.00          99.56           21.31          244.88          1,842         171.47
     Jun-99           16.00          113.78          21.38          245.60          1,867         173.82
     Jul-99           15.88          112.89          20.63          236.98          1,812         168.67
     Aug-99           16.50          117.33          18.13          208.26          1,736         161.64
     Sep-99           16.00          113.78          19.50          224.06          1,683         156.68
     Oct-99           16.00          113.78          20.63          236.98          1,801         167.65
     Nov-99           16.13          114.67          20.13          231.24          1,766         164.39
     Dec-99           15.44          109.78          17.38          199.64          1,691         157.44
     Jan-00           12.88          91.56           17.00          195.33          1,587         147.74
     Feb-00           12.00          85.33           16.38          188.15          1,449         134.89

(1) 6/30/99=100



This chart shows that Haven's shareholders have suffered a material loss of market value, which we believe is a result of Haven's decision to enter into supermarket banking in mid-1996. (While the PL Capital Group believes that June 30, 1996 is the most relevant date from which to measure Haven's performance, because around that time Haven began its supermarket banking strategy and rebuffed an acquisition overture from North Fork Bank (as discussed later in this proxy statement), please note that using a different starting date might result in a different set of comparison data.) Haven's stock peaked in April 1998 at $28.75 per share and has never approached anywhere near that level since. Since its peak in April 1998, through February 29, 2000, Haven's shareholders have seen approximately 60% of Haven's market value disappear, a decline of $150 million.

Haven has also not increased its quarterly dividend since March 1996.

HAVEN'S STOCK PRICE IN A MERGER SHOULD BE WORTH SIGNIFICANTLY MORE THAN ITS CURRENT STOCK PRICE BASED UPON COMPARABLE MERGER TRANSACTIONS


As of February 29, 2000 Haven's stock price was $12.00. This represents 102% of Haven's book value, 107% of tangible book value and 8.7x Haven's earnings (trailing 12 months). Based upon the following comparable merger transactions we believe a sale of Haven would provide a significant premium to Haven's current stock price. (Please note that all such transactions contain many materially different elements that materially affect the purchase price. While, as set forth below, we have attempted to show what we believe are the most relevant factors, other factors may be relevant in any such transaction or in such a transaction involving Haven.)


                                   COMPARABLE THRIFT TRANSACTIONS

------------- -------------------------------- ------------- ------------- ---------------- --------------
DATE          SELLER (State)/                  TOTAL         PRICE/        PRICE/Tang.      DEPOSIT
ANN.                  ACQUIRER                 ASSETS        LTM EPS       BookValue        PREMIUM
------------- -------------------------------- ------------- ------------- ---------------- --------------
12/2/99       MECH Financial (CT)/             $1.1 bil/        16.9x           216%            16.0%
                      Webster Financial             $8.9 bil
------------- -------------------------------- ------------- ------------- ---------------- --------------
8/30/99       Reliance Bancorp (NY)/           $2.5 bil/        16.8x           279%            13.4%
                      North Fork Bank              $11.9 bil
------------- -------------------------------- ------------- ------------- ---------------- --------------
8/16/99       JSB Financial (NY)/              $1.6 bil/        16.7x           152%            17.6%
                      North Fork Bank              $11.9 bil
------------- -------------------------------- ------------- ------------- ---------------- --------------
4/13/99       Statewide Fin'l Corp (NJ)/       $750 mil/        29.4x           174%            10.0%
                      Independence Comm.            $5.5 bil
------------- -------------------------------- ------------- ------------- ---------------- --------------
              AVERAGE                                           19.9x           205%            14.3%
------------- -------------------------------- ------------- ------------- ---------------- --------------
              Implied Value per Haven Share                     $27.50         $23.50          $30.00
                                                                            (Note: Using     (excluding
                                                                            price to Book    supermarket
                                                                             Value would    deposits) to
                                                                              =$21.50)         $43.00
                                                                                             (including
                                                                                             supermarket
                                                                                              deposits)
------------- -------------------------------- ------------- ------------- ---------------- --------------


We believe the Reliance Bancorp and JSB Financial transactions are the most relevant comparables due to their locations on Long Island and similarity to Haven's traditional franchise. Due to Haven's low equity to assets ratio and below peer group current earnings, we believe the most relevant ratio is the deposit premium. If Haven were to receive a 14% deposit premium, the potential merger value would range from $30.00 per share (assuming a 14% deposit premium for the $1.24 billion in "traditional" branch deposits and 0% premium for the $842 million of supermarket deposits) to $43.00 per share (assuming 14% deposit premium for all deposits). In our opinion, the supermarket deposits are worth significantly less than Haven's traditional deposits, therefore Haven's potential merger value is likely skewed towards the lower end of the range implied by the deposit premium. In addition, these amounts do not factor in other costs that an acquirer must bear (e.g. CEO Messina's approximately $5.76 million severance package, severance costs for other employees, the costs of selling the headquarters building, transaction costs, etc.). Net of these costs, we believe Haven's value in a merger would range from $22 to $27 per share, a very significant premium to Haven's stock price of $12.00 as of February 29, 2000. In our opinion, the potential acquirers of Haven are larger in-market banks and thrifts with superior current and prospective fundamentals.

WE BELIEVE A NEAR TERM SALE OF HAVEN TO A LARGER FINANCIAL INSTITUTION WILL PRODUCE SUPERIOR VALUE TO HAVEN'S SHAREHOLDERS (COMPARED TO HAVEN REMAINING INDEPENDENT) DUE TO A POTENTIAL ACQUIRER'S ABILITY TO ACHIEVE HUGE COST SAVINGS


We believe a near term sale of Haven is the superior strategy for Haven's shareholders, compared to remaining independent, because an efficient in-market acquirer typically eliminates 35 to 65% of the acquired company's expenses in an in-market merger transaction (e.g. North Fork Bank plans to achieve approximately 40-45% cost savings in its acquisitions of JSB Financial and Reliance Bancorp). In Haven's case, we believe that approximately $30 million of cost savings (approximately 35% of Haven's 1999 expenses) could be achieved by an in-market acquirer. This would equal approximately $2.20 of after tax cost savings per Haven share. Those cost savings, when combined with Haven's expected 2000 earnings of approximately $1.45 per share, should enable an acquirer to pay a significant premium to Haven's current stock price.

WE BELIEVE HAVEN'S SHAREHOLDERS WOULD BENEFIT FROM HAVING ADDITIONAL OUTSIDE SHAREHOLDERS ON HAVEN'S BOARD

On numerous occasions over the past year (as outlined in our Schedule 13D's dated August 31, 1999, October 7, 1999, December 10, 1999, January 24, 2000 and February 23, 2000 as filed with the SEC) we have asked Haven's CEO and Board to add Mr. Lashley to Haven's Board, without success. Haven CEO Phil Messina's stated rationale for rebuffing the Group's requests (per a June 28, 1999 letter to Mr. Lashley) was that Mr. Messina was "not aware of any sense of urgency to expand" Haven's Board. Despite Mr. Messina's asserted "lack of urgency," in December 1999, Haven's Board expanded its Board by adding two new members, less than two weeks following the Group's announced intention to nominate two directors for election at the 2000 Annual Meeting. Although Haven's By-Laws permit appointments to their Board without shareholder approval, we believe shareholder input in the nomination process would have been appropriate. Neither the PL Capital Group, nor any other large or small shareholders, to our knowledge, were given an opportunity to recommend alternative candidates or comment on the two candidates appointed by the Board.

Although seven of Haven's nine existing Board members are outside directors who own shares of Haven, we believe Haven's existing Board of Directors would be better served by adding additional outside members without potential conflicts of interest. For example, Haven's 1999 Compensation Committee consisted of three members, including the former CEO, and an outside director who is an owner or partner of various real estate entities that had an aggregate of $13.2 million of loans from Haven (as of December 31, 1998, per Haven's 1999 proxy statement). The aggregate loan balance to the outside director and his affiliates equals 13% of Haven's tangible capital (at December 31, 1999), which we believe is imprudent.

We believe our nominees are more likely than the Company's nominees to aggressively reduce expenses and pursue a sale of Haven. For instance, Haven's current Chairman and CEO, Philip Messina, is one of the three directors up for re-election to the Board. Mr. Messina, as CEO of Haven, bears ultimate responsibility for Haven's supermarket banking strategy, the acquisition of CFS InterCounty, spending $13 million on Haven's Westbury headquarters and rebuffing North Fork Bank's takeover overtures in 1996. We believe that Mr. Messina's objectivity and independence are compromised by his lack of experience outside of Haven (he has worked for Haven for 35 years) and his perquisites and compensation (Mr. Messina's annual compensation has approximately doubled since
1995).

We believe Mr. Messina's compensation and benefits are excessive given Haven's performance under his leadership and the fact that his day to day operating responsibilities were substantially assumed by the elevation of William Jennings to President and COO. Despite presiding over one of the poorest performing large thrifts in the U.S., Haven's Board granted Mr. Messina a large employment/severance contract (per Haven's 1999 proxy statement, Mr. Messina is entitled to approximately $5.76 million, plus full vesting on stock options for 235,534 shares and free stock grants and other benefits). If elected, to the extent possible, we will closely scrutinize Haven's executive compensation practices.

OUR BOARD NOMINEES, IF ELECTED, INTEND TO PUSH HAVEN'S BOARD AND MANAGEMENT TO AGGRESSIVELY PURSUE ALL EXISTING MERGER OPPORTUNITIES, AND ATTEMPT TO GIVE HAVEN'S SHAREHOLDERS AN OPPORTUNITY TO VOTE ON ANY BONA FIDE MERGER PROPOSAL THAT HAVEN RECEIVES


We are seeking to place two of our members on Haven's Board to ensure that any and all potential offers by other banks to acquire Haven are pursued and considered. We know of at least one instance, in mid-1996, where Haven's management and Board rebuffed attempts to be acquired by North Fork Bank. Specifically, North Fork Bank filed a Schedule 13D with the SEC on July 30, 1996 which stated that despite "repeated efforts," Haven "refused to meet with representatives of North Fork to explore" a potential business combination. We also note that North Fork has significantly outperformed Haven since that time, as measured by all relevant financial performance measures (e.g., Return on Assets, Return on Equity, Efficiency Ratio, Earnings Per Share, etc.). North Fork's stock since that time has also dramatically outperformed Haven's stock (North Fork's total return to shareholders from 6/30/96 to 2/29/00 was 108%, versus (9%) for Haven).



FOR ALL OF THE REASONS NOTED ABOVE, IF ELECTED, MESSRS. LASHLEY AND GOODBODY INTEND TO ENCOURAGE HAVEN'S BOARD AND MANAGEMENT TO:

o    CONTINUE AGGRESSIVELY REDUCING HAVEN'S OVERHEAD EXPENSES; AND

o AGGRESSIVELY PURSUE A SALE OF HAVEN TO A LARGER, MORE EFFICIENT FINANCIAL INSTITUTION, AT A PREMIUM TO HAVEN'S CURRENT STOCK PRICE.

We note that there can be no assurances given that the Group's nominees, if elected, will be successful in persuading other members of the Board to adopt either of our plans to maximize shareholder value, since the Group's candidates would only constitute 2 members (out of 9), a minority position.

THE PL CAPITAL GROUP'S PREVIOUS EXPERIENCE IN MAXIMIZING SHAREHOLDER VALUE

Members of the PL Capital Group believe they have previously been successful in maximizing the value of thrifts in which they invested. Since inception in 1996, the Financial Edge Fund, LP has accumulated ownership positions greater than 5% in three savings institutions, including Haven. The other two, MidConn Bank in Kensington, CT and SuburbFed Financial in Flossmoor, IL, were both acquired by larger banks within 12 months of the dates that PL Capital initially filed
Schedule 13D's on each institution. In both instances, PL Capital's public filings stated that PL Capital intended to encourage management of each institution to seek ways to maximize shareholder value, including, but not limited to, sale of the institution. On January 28, 1997 MidConn Bank announced they were being acquired by Eagle Financial, in a transaction valued at $25.00 per share, a 67% premium to MidConn's stock price ($15.00) on the day (May 1, 1996) PL Capital filed its initial public filing. On December 27, 1997 SuburbFed Financial announced a sale to CFS Bancorp, in a transaction valued at $47.50 per share, a 106% premium to SuburbFed's stock price ($23.00) on the day PL Capital filed its initial Schedule 13D (April 16, 1997). PL Capital was actively involved in encouraging managements of both companies to pursue the sale of the company. Please note that the PL Capital Group does not claim that PL Capital's actions necessarily caused the increases in shareholder value described above, and these transactions and events may have occurred even if PL Capital did not exercise its shareholder rights.


OUR SLATE OF DIRECTORS

Haven's Board currently consists of 9 members. Three seats on the board of directors are up for election at the Annual Meeting.


At the Annual Meeting, the PL Capital Group will seek to elect Richard Lashley and Garrett Goodbody to fill two of the three open director seats, in opposition to the Company's nominees. The election of Messrs. Lashley and Goodbody requires the affirmative vote of a plurality of the votes cast. If elected, Messrs. Lashley and Goodbody would each be entitled to serve a three-year term.


Our director nominees have substantial experience and expertise in the banking industry in a variety of capacities, including significant knowledge of Haven and the New York banking market.

RICHARD LASHLEY

Richard Lashley, age 41, is the co-founder and co-owner of PL Capital. Founded in 1995, PL Capital is an investment management and financial advisory firm dedicated to the banking and financial services industry. PL Capital is the General Partner of the Financial Edge Fund, LP and the Financial Edge/Strategic Fund, LP. Those two investment partnerships invest primarily in banks, thrifts and other financial services companies. Mr. Lashley has substantial professional and financial advisory experience in the banking industry. From 1984 to 1996 he worked in a variety of capacities for KPMG Peat Marwick, the nation's largest professional services firm serving banks and thrifts. When he resigned to form PL Capital, Mr. Lashley was a Director in KPMG's Financial Services Corporate Finance Practice, where his specialty was bank merger advisory services. In the past seven years, Mr. Lashley has been a financial advisor in bank mergers with over $1.0 billion of transaction value. While at KPMG, Mr. Lashley also served as Assistant to the Director of KPMG's National Banking and Finance Practice. In that position, he was responsible for monitoring technical accounting and regulatory issues for KPMG's nationwide savings institutions practice. He also has extensive experience working with banking industry regulatory and accounting bodies such as the Office of Thrift Supervision, Office of the Comptroller of the Currency, Securities and Exchange Commission, Financial Accounting Standards Board and the American Institute of Certified Public Accountants (AICPA). Mr. Lashley served as Assistant to the Chairman of the AICPA Savings Institution Committee in Washington DC in 1992-1993. Mr. Lashley is a CPA and holds an MBA degree from Rutgers University. Mr. Lashley has substantial experience investing in and advising institutions in the New York banking market, having lived and worked in New York (NYC and Long Island) and New Jersey for his entire career. Mr. Lashley grew up on Long Island and he currently resides in Warren, NJ, with his wife, Beth, and their two children. Mr. Lashley is currently an Advisory Board Member for Clever Ideas-LeCard, Inc., a privately held financial services entity based in Chicago. Mr. Lashley is the beneficial owner of 578,500 shares of Haven common stock.

GARRETT GOODBODY

Garrett Goodbody, age 54, is Managing Partner of Goodbody Partners LP, a firm engaged in portfolio management and international financial services consulting. He has extensive domestic and international experience in the management of financial institutions. A graduate of Yale College and Harvard Business School, Mr. Goodbody started his career at Citibank NA. where he held increasingly senior positions in Mexico, Brazil, Canada and the United States involving at various times Corporate Lending, Risk Asset Review, Operations and lastly, head of Cash Management Services. In 1985 Mr. Goodbody joined Marine Midland Bank (now HSBC USA) where he was ultimately the Senior Executive Vice President for Corporate Lending. Previously, he had been the regional President for Credit Cards statewide and for all Community Banking activities in the Hudson Valley. In 1991 Mr. Goodbody became the President and CEO of New Milford Savings Bank, a troubled savings bank. Over a period of two years, Mr. Goodbody was instrumental in restructuring New Milford Savings, ultimately returning it to financial stability. Since 1993, Mr. Goodbody has been an advisor in a series of critical international consulting engagements in Slovakia, Hungary and Mexico. Several engagements involved leading financial institutions that were troubled, underperforming and required substantial restructuring. Based on his banking experiences, Mr. Goodbody has developed substantial expertise as a senior executive in the major business lines utilized by Haven, as well as a strong appreciation of the steps necessary to turn around an underperforming institution such as Haven. Mr. Goodbody resides in Sharon, Connecticut with his wife Ann. Mr. Goodbody is the owner of 15,000 shares of Haven common stock. Additionally, he is considered to be the beneficial owner of 578,500 shares of Haven common stock as part of the PL Capital Group.


Both nominees have consented to being named in this proxy and to serve, if elected, however, if either Mr. Lashley or Mr. Goodbody is unable to serve as a director, the persons named as proxy on the attached WHITE card will vote for the election of another nominee as may be proposed by the Group.


WHO CAN VOTE AT THE ANNUAL MEETING

The record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the "Record Date") is March 29, 2000. Stockholders of the Company as of the Record Date are entitled to one vote at the Annual Meeting for each share of common stock of the Company, $.01 par value per share (the "Common Stock"), held on the Record Date. It is anticipated that the proxy statement that will be filed by the Company will state the number of shares issued and outstanding on the Record Date.

HOW TO VOTE BY PROXY

To elect the PL Capital Group's nominees to the Board, promptly complete, sign, date and mail the enclosed WHITE proxy card in the enclosed postage-paid envelope. Whether you plan to attend the Annual Meeting or not, we urge you to complete and return the enclosed WHITE proxy card.

Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign the WHITE proxy card but do not make any specific choices, your proxy will vote your shares as follows:

       o "FOR" the election of our two nominees to the Board of Directors, Richard Lashley and Garrett Goodbody.

       o "FOR" the ratification of the appointment of KPMG LLP as the auditors of the Company for the fiscal year ending December 31, 2000.

If any other matters are presented at the Annual Meeting, your proxy will vote in accordance with the best judgment of the persons named on the attached proxy card as discussed in the "Other Matters To Be Considered At The Annual Meeting" section. At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the WHITE proxy card on your behalf. You should also sign, date and mail the voting instruction form your broker or banker sends you when you receive it. Please do this for each account you maintain to ensure that all of your shares are voted.

OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

The PL Capital Group anticipates that the Company will solicit proxies with respect to a proposal to ratify the appointment of KPMG LLP as the auditors of the Company. The PL Capital Group recommends a vote for this proposal. You may use the WHITE proxy card to vote for this proposal.

The PL Capital Group is not aware of any other proposals to be brought before the Annual Meeting. If other proposals are brought before the Annual Meeting, the persons named on the WHITE proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of the PL Capital Group or the program of the PL Capital Group outlined in this Proxy Statement, as determined by the PL Capital Group in its sole discretion. If that occurs, such persons will vote on such proposals at their discretion.

VOTING AND PROXY PROCEDURES

The Board of Directors of Haven is divided into three classes of directors having staggered terms of three years. Stockholders of Haven are not permitted to cumulate their votes for the election of directors. If elected, Messrs. Lashley and Goodbody would each serve for a three-year term expiring in 2003.

Since the PL Capital Group is only proposing two nominees for the Board of Directors, if the two PL Capital Group nominees are elected, one of the Company's nominees with the highest number of shares voted in their favor will also be elected. If Messrs. Lashley and Goodbody are elected, the PL Capital Group would obtain minority representation on the Company's Board of Directors (i.e. two of nine seats).

The presence of a majority of all of the shares of Common Stock entitled to vote at the Annual Meeting, present in person or by proxy, will constitute a quorum. Abstentions are counted for purposes of determining a quorum; proxies marked to abstain with respect to a proposal have the same effect as votes against the proposal. Proxies relating to "street name" shares that are voted by brokers on some but not all of the matters before shareholders at the Annual Meeting will be treated as shares present for purposes of determining the presence of a quorum on all matters, but will not be entitled to vote at the Annual Meeting on those matters as to which authority to vote is withheld by the broker ("broker non-votes"). Accordingly, broker non-votes will not affect the outcome of the election.


Election of Messrs. Lashley and Goodbody requires the affirmative vote of a plurality of the votes present in person or represented by proxy at the Annual Meeting. Assuming the presence of a quorum at the Annual Meeting, with respect to the ratification of KPMG LLP as the Company's independent auditors, the affirmative vote of a majority of the shares of the Common Stock present in person or represented by proxy who cast votes for directors at the Annual Meeting and entitled to vote on the matter will be required.

THE PL CAPITAL GROUP URGES YOU TO VOTE FOR THE ELECTION OF RICHARD J. LASHLEY AND GARRETT GOODBODY AS DIRECTORS OF HAVEN BY SIGNING, DATING, AND MAILING THE ENCLOSED WHITE PROXY CARD AS SOON AS POSSIBLE. PROXIES SOLICITED BY THIS PROXY STATEMENT MAY BE EXERCISED ONLY AT THE ANNUAL MEETING (AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF) IN ACCORDANCE WITH YOUR INSTRUCTIONS AND WILL NOT BE USED FOR ANY OTHER MEETING.

Any proxy may be revoked by you at any time prior to the time a vote is taken by delivering to the Secretary of Haven Bancorp a notice of revocation bearing a later date, by delivering a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person (but attendance at the Annual Meeting will not by itself constitute revocation of a prior-delivered proxy).

Only holders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. If you were a stockholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares, even if you sell such shares after the Record Date.

If you own any shares of the Common Stock which are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute and return on your behalf the WHITE proxy card. You should also sign, date and mail the proxy form your broker or bank sends you when you receive it. Please do this for each account you maintain to ensure that all of your shares are voted.

If you wish to support Messrs. Lashley and Goodbody, please sign, date and return only the WHITE proxy card. If you later vote on management's proxy (even if it is to withhold authority to vote for management's nominees) you will revoke your previous vote for Messrs. Lashley and Goodbody.

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.

If you have already sent a proxy to management of the Company, you can revoke that proxy by signing, dating and mailing the WHITE proxy card or by voting in person at the Annual Meeting.

IF YOU HAVE SIGNED THE WHITE PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE HAVEN BANCORP COMMON STOCK REPRESENTED BY THE WHITE PROXY CARD FOR THE ELECTION OF MESSRS. LASHLEY AND GOODBODY AND FOR THE RATIFICATION OF KPMG LLP AS THE COMPANY'S INDEPENDENT AUDITORS.

SOLICITATION OF PROXIES; EXPENSES

The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation) will be borne by the PL Capital Group. In addition to the use of the mails, proxies may be solicited by the PL Capital Group, other Participants (as defined below) and/or their employees by telephone, telegram, and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward solicitation material to the beneficial owners of the Common Stock that such institutions hold, and PL Capital Group will reimburse such institutions for their reasonable out-of-pocket expenses.

The PL Capital Group has retained Beacon Hill Partners, Inc., a proxy solicitation firm, to assist in the solicitation of proxies at a fee estimated not to exceed $35,000 plus reimbursement of reasonable out-of-pocket expenses. Approximately 25 persons will be utilized by that firm in its solicitation efforts.

The PL Capital Group estimates that its total expenditures relating to the solicitation of proxies will be approximately $150,000 (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation, and litigation). Total cash expenditures to date relating to this solicitation have been approximately $50,000.

The PL Capital Group intends to seek reimbursement from the Company for its actual expenses in connection with this solicitation. If elected, the PL Capital Group and its nominees will submit the matter to a vote of the Company's Board of Directors. The Company's Board of Directors may vote to submit the matter to a vote of the Company's stockholders. If elected to the Company's Board of Directors, Messrs. Lashley and Goodbody intend to vote in favor of reimbursing the PL Capital Group and submitting the matter to a vote of the Company's stockholders. If the matter is submitted to a vote of the Company's stockholders, the PL Capital Group will vote its shares in favor of such reimbursement and will accept the results of such stockholder vote.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

PL Capital, LLC is a Delaware limited liability company. The principal business of PL Capital is serving as general partner of the Financial Edge Fund, LP, a Delaware limited partnership, and Financial Edge/Strategic Fund, LP, a Delaware limited partnership. Both limited partnerships invest primarily in equity securities issued by publicly traded companies, with emphasis on investments in banks, thrifts, and savings banks. The managing members of PL Capital are Richard J. Lashley and John Wm. Palmer. Beth Lashley is the wife of Richard Lashley. Mrs. Lashley is a CPA and financial analyst who is currently not employed. Dr. Irving Smokler is self-employed in the field of real estate investment. Mr. Goodbody is Managing Partner of Goodbody Partners LP, a firm engaged in portfolio management and international financial services consulting. PL Capital, LLC, Mr. Lashley, Mr. Palmer and Mr. Goodbody each are a participant, and Dr. Smokler and Mrs. Lashley may be deemed to be a participant, in the solicitation conducted with this Proxy Statement. Each of them is referred to in this Proxy Statement as a "Participant" and collectively they are the "Participants."

Exhibit A lists certain information regarding ownership of the Common Stock by the Participants and transactions in the Common Stock made by the Participants during the last two years. The PL Capital Group beneficially owns approximately 6.4% of the outstanding shares of Haven's Common Stock, and currently intends to maintain that approximate level of ownership. The PL Capital Group may, however, change or alter its investment strategy at any time to increase or decrease its holdings in Haven.

Except as set forth herein, no Participant is now, or within the past year has been, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies).

There are no material proceedings to which any Participant or any associate of any Participant is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as described herein, no Participant and no associate of any Participant has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a stockholder of the Company.

Except as described herein or in Exhibit A, neither any Participant nor any associate of any Participant (1) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $60,000; (2) has been indebted to the Company or any of its subsidiaries; (3) has borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to either any securities of the Company, any future employment by the Company or its affiliates, or any future transaction to which the Company or any of its affiliates will or may be a party; or (4) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof.

No member of the PL Capital Group has paid any compensation to Messrs. Lashley or Goodbody in connection with their becoming nominees of the PL Capital Group at the Annual Meeting. The PL Capital Group has agreed to reimburse Messrs. Lashley and Goodbody for any expenses they incur in connection with the Annual Meeting but has no other arrangements or understandings with Messrs. Lashley or Goodbody other than as set forth herein. Messrs. Lashley and Goodbody have agreed to become nominees of the PL Capital Group in order to further the goals of the PL Capital Group, as set forth in this Proxy Statement.

OTHER MATTERS

The PL Capital Group anticipates that the Company's proxy statement will contain information regarding (1) securities ownership of 5% or more beneficial ownership and management; (2) the committees of the Company's Board of Directors; (3) the meetings of the Company's Board of Directors and all committees thereof; (4) the background of the nominees of the Company's Board of Directors; (5) the compensation and remuneration paid and payable to the Company's directors and management; (6) stock price performance; and (7) the submission of stockholder proposals at the Company's 2001 annual meeting of stockholders. The PL Capital Group has no knowledge of the accuracy of the Company's disclosures in its proxy materials.

YOUR VOTE IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN WE ARE SEEKING YOUR SUPPORT. PLEASE VOTE FOR MESSRS. LASHLEY AND GOODBODY BY SIGNING, DATING, AND MAILING IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED WHITE PROXY CARD AS SOON AS POSSIBLE. ONLY YOUR LATEST DATED PROXY COUNTS. EVEN IF YOU HAVE ALREADY RETURNED A PROXY TO THE COMPANY'S BOARD OF DIRECTORS, YOU HAVE EVERY LEGAL RIGHT TO REVOKE IT BY SIGNING, DATING, AND MAILING THE ENCLOSED WHITE PROXY CARD OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

WHO YOU CAN CALL IF YOU HAVE QUESTIONS

If you have any questions or require any assistance, please contact Beacon Hill Partners, Inc., proxy solicitors for the PL Capital Group, at the following address and telephone number:

                   BEACON HILL PARTNERS, INC.
                   90 Broad Street
                   New York, NY 10004
                   Toll Free: 1-800-755-5001

Please also feel free to call the PL Capital Group at the following:

Mr. Richard Lashley, Principal                 Mr. John Palmer, Principal
PL Capital, LLC                                PL Capital, LLC
323 Main Street                                2015 Spring Road
Chatham, NJ 07928                              Suite 290
(973) 635-1177                                 Oak Brook, IL  60523
(973) 635-9078 (fax)                           (630) 928-0231
                                               (630) 928-0232 (fax)



IT IS IMPORTANT THAT YOU RETURN YOUR PROXY PROMPTLY. PLEASE SIGN AND DATE YOUR WHITE PROXY CARD PROMPTLY AND RETURN IT IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.


Sincerely,

/s/ Richard Lashley                         /s/ John Palmer
Richard Lashley                             John Palmer
The PL Capital Group                        The PL Capital Group



March 27, 2000

                                    Exhibit A
        Additional Information Regarding Members of the PL Capital Group

The following table sets forth information regarding holdings of Common Stock by members of the PL Capital Group (who together constitute a "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934):

                                                                                                   Shares Held By
         Participant & Address           Shares Held Beneficially       Percent of Class            Non-Participant
                                                                                                      Associates
---------------------------------------- -------------------------- -------------------------- --------------------------
Richard Lashley
2015 Spring Road, Suite 290                       578,500                     6.4%                         0
Oak Brook, Illinois 60523
---------------------------------------- -------------------------- -------------------------- --------------------------
Garrett Goodbody
55 Mudge Pond Road, Sharon,                       578,500                     6.4%                         0
Connecticut 06069
---------------------------------------- -------------------------- -------------------------- --------------------------
John Palmer
2015 Spring Road, Suite 290                       578,500                     6.4%                         0
Oak Brook, Illinois 60523
---------------------------------------- -------------------------- -------------------------- --------------------------
PL Capital, LLC
2015 Spring Road, Suite 290                       578,500                     6.4%                         0
Oak Brook, Illinois 60523
---------------------------------------- -------------------------- -------------------------- --------------------------
Financial Edge Fund, LP
2015 Spring Road, Suite 290                       578,500                     6.4%                         0
Oak Brook, Illinois 60523
---------------------------------------- -------------------------- -------------------------- --------------------------
Financial Edge/Strategic Fund, LP
2015 Spring Road, Suite 290                       578,500                     6.4%                         0
Oak Brook, Illinois 60523
---------------------------------------- -------------------------- -------------------------- --------------------------
Beth Lashley
c/o PL Capital, LLC
2015 Spring Road, Suite 290                       578,500                     6.4%                         0
Oak Brook, Illinois 60523
---------------------------------------- -------------------------- -------------------------- --------------------------
Dr. Irving Smokler
505 East Huron, Suite 303                         578,500                     6.4%                         0
Ann Arbor, Michigan 48104
---------------------------------------- -------------------------- -------------------------- --------------------------

No member of the PL Capital Group owns any shares of the Common Stock of record but not beneficially.

                        Transactions in the Common Stock

Transactions In Stock of the Corporation

The following transactions are the only transactions during the past two years with regard to any Participant.

Richard J. Lashley (including with respect to accounts held jointly with Mrs. Beth Lashley and on behalf of Mr. Lashley's minor daughter):

    Date         Number of Shares
                 Purchased/(Sold)
-------------- ----------------------
2/12/99        300
-------------- ----------------------
2/17/99        200
-------------- ----------------------
2/17/99        1,000
-------------- ----------------------
4/1/99         2,000
-------------- ----------------------
4/14/99        1,000
-------------- ----------------------
4/14/99        1,000
-------------- ----------------------
6/29/99        (2,000)
-------------- ----------------------
8/27/99        1,000
-------------- ----------------------
12/31/99       1,000

Garrett Goodbody:
-------------- ----------------------
Date           Number of Shares
-------------- ----------------------
12/21/99       1,500
-------------- ----------------------
12/21/99       3,500
-------------- ----------------------
12/22/99       3,100
-------------- ----------------------
12/22/99       1,900
-------------- ----------------------
2/29/00        5,000
-------------- ----------------------

John Palmer:
-------------- ----------------------
Date           Number of Shares
-------------- ----------------------
12/28/98       1,000
-------------- ----------------------
1/21/99        400
-------------- ----------------------
3/19/99        100
-------------- ----------------------
3/24/99        250
-------------- ----------------------
3/29/99        250
-------------- ----------------------
4/11/99        250
-------------- ----------------------
4/13/99        250
-------------- ----------------------
4/13/99        200
-------------- ----------------------
4/14/99        450
-------------- ----------------------
4/14/99        200
-------------- ----------------------
4/14/99        200
-------------- ----------------------
4/14/99        200
-------------- ----------------------
4/14/99        1,000
-------------- ----------------------
4/14/99        1,000
-------------- ----------------------
6/24/99        250

Financial Edge:
-------------- ----------------------
Date           Number of Shares
-------------- ----------------------
3/20/98        4,000
-------------- ----------------------
3/20/98        1,000
-------------- ----------------------
3/23/98        500
-------------- ----------------------
3/26/98        4,500
-------------- ----------------------
5/01/98        3,000
-------------- ----------------------
5/13/98        6,500
-------------- ----------------------
5/13/98        10,000
-------------- ----------------------
5/14/98        3,000
-------------- ----------------------
5/15/98        4,000
-------------- ----------------------
5/15/98        5,000
-------------- ----------------------
5/18/98        10,000
-------------- ----------------------
5/18/98        10,000
-------------- ----------------------
12/22/98       42,000
-------------- ----------------------
12/23/98       2,500
-------------- ----------------------
12/23/98       40,000
-------------- ----------------------
12/28/98       7,000
-------------- ----------------------
01/08/99       32,000
-------------- ----------------------
1/11/99        37,000
-------------- ----------------------
1/13/99        2,000
-------------- ----------------------
1/20/99        10,000
-------------- ----------------------
1/21/99        15,000
-------------- ----------------------
3/24/99        10,000
-------------- ----------------------
3/24/99        10,000
-------------- ----------------------
3/31/99        10,000
-------------- ----------------------
4/07/99        7,500
-------------- ----------------------
4/08/99        7,500
-------------- ----------------------
4/09/99        5,000
-------------- ----------------------
4/09/99        11,000
-------------- ----------------------
7/21/99        5,000
-------------- ----------------------
7/22/99        7,500
-------------- ----------------------
8/25/99        4,000
-------------- ----------------------
8/26/99        6,000
-------------- ----------------------
8/30/99        3,000
-------------- ----------------------
8/31/99        5,000
-------------- ----------------------
9/17/99        3,000
-------------- ----------------------
9/28/99        10,000
-------------- ----------------------
9/30/99        5,500
-------------- ----------------------
10/18/99       500
-------------- ----------------------
12/13/99       1,000
-------------- ----------------------
12/31/99       200
-------------- ----------------------
12/31/99       500
-------------- ----------------------
12/31/99       500
-------------- ----------------------
12/31/99       1,000
-------------- ----------------------
12/31/99       1,000
-------------- ----------------------
12/31/99       1,000
-------------- ----------------------
12/31/99       2,000
-------------- ----------------------
12/31/99       3,000
-------------- ----------------------
1/20/00        3,000
-------------- ----------------------
1/20/00        2,000
-------------- ----------------------
2/16/00        4,100
-------------- ----------------------
2/29/00        3,800
-------------- ----------------------

Financial Edge Strategic:
-------------- ----------------------
Date           Number of Shares
-------------- ----------------------
7/31/98        1,000
-------------- ----------------------
10/5/98        2,000
-------------- ----------------------
10/6/98        5,000
-------------- ----------------------
10/7/98        5,000
-------------- ----------------------
04/08/99       10,000
-------------- ----------------------
6/30/99        (8,500)
-------------- ----------------------
7/20/99        1,100
-------------- ----------------------
7/21/99        3,900
-------------- ----------------------
8/25/99        2,000
-------------- ----------------------
8/27/99        500
-------------- ----------------------
8/30/99        8,500
-------------- ----------------------
9/30/99        1,000
-------------- ----------------------
10/11/99       400
-------------- ----------------------
1/31/00        7,500

Mrs. Beth Lashley
-------------- ----------------------
Date           Number of Shares
-------------- ----------------------
10/13/98       1,000
-------------- ----------------------
4/9/99         2,000

Dr. Irving Smokler:
------------- ----------------------
Date          Number of Shares
------------- ----------------------
5/05/99       3,000
------------- ----------------------
5/06/99       8,000
------------- ----------------------
5/07/99       600
------------- ----------------------
5/14/99       10,000
------------- ----------------------
5/17/99       5,000
------------- ----------------------
5/18/99       5,000
------------- ----------------------
5/21/99       2,300
------------- ----------------------
5/25/99       2,700
------------- ----------------------
6/03/99       5,000
------------- ----------------------
6/14/99       5,000
------------- ----------------------
6/25/99       6,000
------------- ----------------------
7/16/99       5,000
------------- ----------------------
8/18/99       500
------------- ----------------------
8/27/99       3,100
------------- ----------------------
8/30/99       4,000
------------- ----------------------
8/31/99       5,000
------------- ----------------------
9/15/99       4,800
------------- ----------------------
9/22/99       15,000
------------- ----------------------
1/26/00       5,000

The total number of shares held by the Group is 578,500, approximately 6.4% of the total shares outstanding.

The amount of funds expended to date by Mr. Lashley to acquire the 5,500 shares of Common Stock he holds in his name (including shares in joint name with his wife Beth Lashley and held in a custodian account for Mr. Lashley's minor daughter) is $76,475. Such funds were provided from Mr. Lashley's personal funds.

The amount of funds expended to date by Mr. Goodbody to acquire the 15,000 shares he holds in his name is $208,400. Such funds were provided from Mr. Goodbody's personal funds.

The amount of funds expended to date by Financial Edge to acquire the 414,600 shares of Common Stock it holds in its name is $6,788,250. Such funds were provided in part from Financial Edge's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

The amount of funds expended to date by Financial Edge Strategic to acquire the 39,400 shares of Common Stock it holds in its name is $557,785. Such funds were provided in part from Financial Edge Strategic's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business. In addition to the Common Stock purchases set forth above, Financial Edge Strategic holds 1,350 shares of Haven's Capital Trust II Capital Preferred Stock. The amount of funds expended to date by Financial Edge Strategic to acquire such shares of Preferred Stock is $10,670.

The amount of funds expended to date by Mr. Palmer to acquire the 6,000 shares of Common Stock he holds in his name is $77,200. Such funds were provided from Mr. Palmer's personal funds.

The amount of funds expended to date by Dr. Smokler to acquire the 95,000 shares he holds in his name is $1,405,400. Such funds were provided in part from Dr. Smokler's personal funds and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business.

The amount of funds expended to date by Mrs. Lashley to acquire the 3,000 shares of Common Stock she holds in her name is $37,900. Such funds were provided from Mrs. Lashley's IRA account held at Bear Stearns. In addition to the Common Stock purchases set forth above, Mrs. Lashley holds, through an IRA account, 2,000 shares of Haven's Capital Trust II Capital Preferred Stock. The amount of funds expended to date by Mrs. Lashley to acquire such shares of Preferred Stock is $16,370.

All purchases of Common Stock made by members of the Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on Bear Stearns' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Neither Mr. Lashley nor Mr. Goodbody is required to file reports under Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock.

                                      PROXY

  THIS PROXY IS SOLICITED BY THE PL CAPITAL GROUP IN OPPOSITION TO THE BOARD OF
                        DIRECTORS OF HAVEN BANCORP, INC.

                         ANNUAL MEETING OF STOCKHOLDERS


The undersigned hereby appoints Richard J. Lashley and Garrett Goodbody, with full power of substitution, as Proxy for the undersigned, to vote all shares of common stock, par value $.01 per share, of Haven Bancorp, Inc. (the "Company"), which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on May 17, 2000, at XX:00 pm (EST) or any adjournements thereof (the "Annual Meeting"), as follows:

1.   ELECTION OF DIRECTORS-    To elect RICHARD J. LASHLEY and GARRETT GOODBODY

                      FOR                     WITHHOLD

To withhold authority to vote for the election of any nominee(s), write the name(s) of such nominee(s) in the following space (You can withhold authority for either Richard J. Lashley or Garrett Goodbody, jointly or individually by writing one or both names in the following space below or withholding authority for both by marking an X next to the WITHHOLD box above):





The PL Capital Group intends to use this proxy to vote for persons who have been nominated by the Company to serve as Director, other than the Company Nominees noted below. You should refer to the Company's proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company's Nominees. The PL Capital Group is NOT seeking authority to vote for and will NOT exercise any authority for Mr. Philip Messina and Mr. XXXXXXXXXX, two of the Company's Nominees. You may withhold authority to vote for one or more additional Company Nominees, by writing the name of the Company Nominee(s) in the following space below:




2. APPOINTMENT OF KPMG LLP AS THE COMPANY'S INDEPENDENT AUDITOR FOR THE YEAR ENDED DECEMBER 31, 2000:

                 FOR               WITHHOLD            ABSTAIN



              IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

This proxy, when properly executed , will be voted in the manner directed herin by the undersigned Stockholder. Unless otherwise specified, this proxy will be voted "FOR" the election of the PL Capital Group's Nominees as Directors and "FOR" the appointment of KPMG LLP as the Company's independent auditor. This proxy revokes all prior proxies given by the undersigned.

In his discretion, the Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting, as provided in the proxy statement provided herewith.

Dated:______________________________________________________

Signature:___________________________________________________

Signature(if held jointly):________________________________________

Title:________________________________________________________

Please sign exactly as your name(s) appear on the proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

                PLEASE SIGN, DATE, AND MAILTHIS PROXY CARD TODAY